Viropro, Inc.

January 17, 2006.

Mr. Andrew Blume

United States Securities & Exchange Commission

Washington DC  20549

Your File Number:  333-06718

Dear Sir:

Further to our letter of January 6, 2006, regarding item 1 of the letter of December 2, 2005 from Mr. William Choi and your recent comments, we are pleased to provide the following response.

10K-SB for the Fiscal Year Ended November 2004

Attached please find revised as Exhibit 1 the computation prepared by the Company presenting the effect of the exchange rate changes on cash.

Overall this computation again shows the impact in the amount of $2,412 (which compares to $2,478 presented in the Financial Statements) but now with the following explanation.

Since the original analysis was presented, we were able to clarify that both financing and operating activities required adjustment to reflect financial funding that was advanced to the Canadian entities in Canadian funds through intercompany accounts.

Should you wish to discuss this matter further, please contact the undersigned at 514-578-3579 (Fax: 514-685-5557).

Yours very truly,

VIROPRO, INC.

/s/ Gary Chamandy-Cook

Gary Chamandy-Cook

Copies to:

Neil Winter (Auditor)

gchamandycook@trivorgroup.com

Richard Lee (Chairman)

Duly Authorized

Jean-Marie Dupuy (CEO)

8515, Place Devonshire, Suite 207

Montreal, Quebec, Canada

H4P 2K1

Exhibit 1 (Revised)
Jan-17-06

VIROPRO, INC.
FOREIGN EXCHANGE IMPACT ON THE CASH FLOW STATEMENT
FOR THE YEAR ENDING NOVEMBER 30, 2004.

EFFECT ON BEGINNING CASH BALANCE

CD Cash at 12/1/03			-

Total			-

Opening FX	0.7678
Closing FX	0.8401
Difference	-0.0723		-

EFFECT FROM OPERATING ACTIVITIES DURING THE YEAR

CD operating activities			(158,139)
Total			(158,139)
Closing FX	0.8401
Operating cash flows based on FX		US$	(132,853)
Total operating cash flows		US$	(134,417)
			1,564

EFFECT FROM INVESTING ACTIVITIES DURING THE YEAR

CD investing activities		CD	-
Total			-
Closing FX	0.8401
Investing cash flow based on FX		US$	-
Total investing cash flows		US$	-
			-

EFFECT FROM FINANCING ACTIVITIES DURING THE YEAR

CD Financing activities		CD	223,006
Total			223,006
Closing FX	0.8401
Financing cash flow based on FX		US$	187,347
Total financing cash flows		US$	186,500
			847

EFFECT OF EXCHANGE RATE CHANGES ON CASH			2,412